UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal year ended:

December 31, 2025

ARRIVED SFR GENESIS FUND, LLC
(Exact name of issuer as specified in its charter)

Delaware	93-1393127
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

1700 Westlake Ave North, Suite 200

Seattle, WA 98109

(Full mailing address of principal executive offices)

(814) 277-4833
(Issuer’s telephone number, including area code)

www.arrived.com
(Issuer’s website)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

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STATEMENTs REGARDING Forward-Looking INFORMATION

The information contained in this Annual Report on Form 1-K (this “Form 1-K”) includes some statements that are not historical and that are considered “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of Arrived SFR Genesis Fund, LLC (the “Company”), Arrived Fund Manager, LLC (the “Manager”) and the Arrived Platform (defined below); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express the Manager’s expectations, hopes, beliefs, and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Form 1-K are based on current expectations and beliefs concerning future developments that are difficult to predict. Neither our Company nor the Manager can guarantee future performance, or that future developments affecting our Company, the Manager or the Arrived Platform will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are detailed under the heading “Risk Factors” in our latest offering circular (the “Offering Circular”) filed by the Company with the Securities and Exchange Commission (the “Commission”), which may be accessed here and may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”). Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

MARKET AND OTHER INDUSTRY DATA

This Form 1-K includes market and other industry data and estimates that are based on our management’s knowledge and experience in the markets in which we operate. The sources of such data generally state that the information they provide has been obtained from sources they believe to be reliable, but we have not investigated or verified the accuracy and completeness of such information. Our own estimates are based on information obtained from our and our affiliates’ experience in the markets in which we operate and from other contacts in these markets. We are responsible for all of the disclosure in this Form 1-K, and we believe our estimates to be accurate as of the date of this Form 1-K or such other date stated herein. However, this information may prove to be inaccurate because of the method by which we obtained some of the data for the estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. As a result, you should be aware that market and other industry data included in this Form 1-K, and estimates and beliefs based on that data, may not be reliable.

ii

Item 1. Description of Business

Arrived SFR Genesis Fund, LLC is a Delaware limited liability company formed on May 1, 2023 to originate, invest in and manage a diversified portfolio of single family residential real estate properties. We expect to use substantially all of the net proceeds from our Regulation A offering to originate, acquire and structure a diversified portfolio of single family residential real estate properties. We may also invest, to a limited extent, in residential real estate loans, as well as residential real estate debt securities and other select residential real estate-related assets. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. As of December 31, 2025 and 2024, we have acquired 56 and 49 properties, respectively for aggregate purchase prices of approximately $18.8 million and $16.2 million, respectively. We substantially commenced operations on September 22, 2023.

We have elected to be treated as a real estate investment trust (“REIT”) for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2023. Among other requirements, REITs are required to distribute to shareholders at least 90% of their annual REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain).

We are externally managed by Arrived Fund Manager, LLC (our “Manager”), which is a wholly-owned subsidiary of our sponsor, Arrived Holdings, Inc. (our “sponsor”). Arrived Holdings, Inc. owns and operates an online investment platform www.arrived.com (the “Arrived Platform”) that allows investors to hold interests in real estate opportunities that may have been historically difficult to access for some investors. Through the use of the Arrived Platform, investors can browse and screen real estate investments, view details of an investment and sign legal documents online. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our sponsor also provides asset management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Our office is located at 1700 Westlake Ave North, Suite 200, Seattle, WA 98109. Our telephone number is (814) 277-4833. Information regarding our Company is also available on our web site at www.arrived.com.

Investment Strategy

We acquire, invest in, manage, operate, selectively leverage and sell single family homes located in vibrant, growing cities across America. We believe that these markets offer investors a blend of attractive capitalization rates and a strong prospect for long term property value appreciation.

We also may invest in real estate-related securities, including securities issued by other real estate companies, either for investment or in change of control transactions completed on a negotiated basis or otherwise, and in bridge and mezzanine loans that may lead to an opportunity to purchase a real estate interest. In addition, to the extent that our Manager and its investment committee determine that it is advantageous, we also may make or invest in residential mortgage-backed securities, mortgage loans and tenant-in-common interests. We expect that our portfolio of debt investments, if any, will be secured primarily by U.S. based collateral and diversified by security type, property type and geographic location.

We may enter into one or more joint ventures, tenant-in-common investments or other co-ownership arrangements for the acquisition, development or improvement of properties with third parties or affiliates of our Manager, including present and future real estate investment offerings and REITs sponsored by affiliates of Arrived Holdings, Inc. (the “sponsor”). We also may serve as mortgage lender to, or acquire interests in or securities issued by, these joint ventures, tenant-in-common investments or other joint venture arrangements.

Investment Objectives

Our investment objectives are:

●	Consistent cash flow;

●	Long-term capital appreciation with moderate leverage;

●	Favorable tax treatment of REIT income and long term capital gains;

●	Responsible risk management; and

●	Capital preservation.

We cannot assure you that we will attain these objectives or that the value of our assets will not decrease.

Market Opportunities

We intend to focus our business efforts on the top 200 metropolitan statistical areas (“MSAs”) which exhibit the following characteristics:

●	Sufficient inventory to make it feasible to achieve scale in the local market (50 homes);

●	Positively trending job and income growth forecasts;

●	Affordability with a gross rent multiplier below 15. For this purpose, a gross rent multiplier (“GRM”) is the ratio of the price of the single family home purchased to its annual rental income before accounting for expenses such as property taxes, insurance, and utilities; GRM is the number of years the property would take to pay for itself in gross received rent;

●	Large skilled workforce;

●	Increasing demand for housing units; and

●	Favorable competitive landscape with respect to other single family residence buyers.

We intend to focus on acquiring properties we believe (1) are likely to generate stable cash flows in the long term and (2) have significant possibilities for long-term capital appreciation, such as those located in neighborhoods with what we see as high growth potential and those available from sellers who are distressed or face time-sensitive deadlines. After we have raised at least $20 million of net offering proceeds, we do not intend to invest more than 25% of our net offering proceeds in any particular MSA. We are subject to a 100% “prohibited transaction” tax on any gain from a sale of property that is characterized as held for sale, rather than investment, for U.S. federal income tax purposes, unless we comply with a statutory safe harbor or earn the gain through a taxable REIT subsidiary (“TRS”). We intend to comply with the statutory safe harbor when selling properties (or when our joint ventures sell properties) outside of our TRSs that we believe might reasonably be characterized as held for sale, but compliance with the safe harbor may not always be practical. A disposition qualifies for a safe harbor exception for properties that have been held by us for at least two years (generally for the production of rental income) and that satisfy certain additional requirements (including certain limitations on the number of sales of property, the aggregate adjusted bases of property sold or the fair market value of property sold during the taxable year).

We may enter into one or more joint ventures, tenant-in-common investments or other co-ownership arrangements for the acquisition, development or improvement of properties with third parties or affiliates of the Manager, including present and future real estate investment offerings sponsored by affiliates of the Manager.

We believe that the near and intermediate-term market for investment in select residential real estate properties, residential real estate equity investments, joint venture equity investments, and other real estate related assets is compelling from a risk-return perspective. Given the prospect of a continued tightening of Federal Reserve monetary policy, we continue to favor a strategy weighted toward targeting equity investments with significant potential value creation but below the radar of institutional-sized investors. In contrast, returns typically associated with core real estate properties in major gateway markets, and stabilized trophy assets have generally become overpriced in a pursuit of safety over value. We believe that our investment strategy, combined with the experience and expertise of our Manager’s management team, will provide opportunities to originate investments with attractive long-term equity returns and strong structural features with local, joint venture real estate companies, thereby taking advantage of changing market conditions in order to seek the best risk-return dynamic for our common shareholders.

About the Arrived Platform

Our sponsor is the owner and operator of the Arrived Platform, an online financial platform focused on real estate, which may be found on the website: www.Arrived.com.

Competition

Our net income depends, in large part, on our ability to source, acquire and manage investments with attractive risk-adjusted yields. We compete with many other entities engaged in real estate investment activities, including individuals, corporations, bank and insurance company investment accounts, other REITs, private real estate funds, and other entities engaged in real estate investment activities as well as online lending platforms that compete with the Arrived Platform, many of which have greater financial resources and lower costs of capital available to them than we have. In addition, there are numerous REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us. In particular, our investment objectives and strategies are similar to other offerings available on the Arrived Platform and sponsored by our sponsor. Competitive variables include market presence and visibility, amount of capital to be invested per project and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than we are, our investment volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Conflicts of Interest

Our Manager and its affiliates experience conflicts of interest in connection with the management of our business. Some of the material conflicts that our Manager and its affiliates face include, among others, conflicts related to our asset management fee, ordinary course business activities of our Manager and its affiliates, other similar investment programs organized by our sponsor, and allocation of our sponsor’s real estate professionals’ time. In addition, the terms of our operating agreement were not negotiated at arm’s length, our common shareholders may only remove our Manager for “cause”, we may have conflicting incentives with regards to internalizing our management function, our Manager may determine that we should merge or consolidate through a roll-up or similar transaction without shareholder consent, and we are not subject to a number of corporate governance requirements as a non-listed offering pursuant to Regulation A. See “Conflicts of Interest”.

If an investment, sale, financing or other business opportunity would be suitable for more than one program, our sponsor will allocate it using its business judgment. Any allocation of this type may involve the consideration of a number of factors that our sponsor determines to be relevant. See “Conflicts of Interest—Allocation of Investment Opportunities.”

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” beginning on page 21 in our Offering Circular, which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operation

Emerging Growth Company

While we currently have no intention of making such an election, we may elect to become a public reporting company under the Exchange Act. If we elect to do so, we will be required to publicly report on an ongoing basis as an emerging growth company, as defined in the JOBS Act, under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including, but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We may elect to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We would expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion; (ii) the date that we become a large accelerated filer as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Offering Results

We have offered, are offering, and may continue to offer $63,500,000 in our common shares, which represents the maximum offering amount we can raise in any 12-month period pursuant to Regulation A. The minimum investment in our common shares for initial purchases is $100 worth of common shares, rounded up to the nearest whole share. However, in certain instances, we may revise the minimum purchase requirements in the future or elect to waive the minimum purchase requirement. As of December 31, 2025 and 2024, we have raised cumulative gross offering proceeds of approximately $17.6 million and $16.4 million, respectively, from settled subscriptions, representing an increase of approximately $1.2 million driven by continued investor demand and expansion of the Company’s offering activities. We expect to offer common shares in our offering until we raise the maximum amount being offered, unless terminated by our Manager at an earlier time.

The per share purchase price for our common shares in our offering is adjusted by our Manager at the beginning of every quarterly period in accordance with the Company’s limited liability company operating agreement, to be no less than the sum of our net asset value (“NAV”) divided by the number of our common shares outstanding as of the end of the prior quarterly period (“NAV per share”).

Investors will pay the most recent publicly announced purchase price as of the date of their subscription. Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our common shareholders with limited liquidity for their investment in our common shares.

Our offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of the offering.

Below is the NAV per common share, as determined in accordance with our valuation policies for each period to date.

Date	NAV Per Share	Link
Inception (September 25, 2023)	$10.00	Initial period
April 25, 2024	$9.97	Form 1-U
July 25, 2024	$9.97	Form 1-U
October 25, 2024	$9.96	Form 1-U
January 25, 2025	$10.02	Form 1-U
April 25, 2025	$10.05	Form 1-U
July 25, 2025	$10.05	Form 1-U
October 25, 2025	$10.07	Form 1-U
January 25, 2026	$10.03	Form 1-U
April 25, 2026	$10.01	Form 1-U

Distributions

To maintain our qualification as a REIT, we are required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains, we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain our REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant.

Our Company expects the Manager to make distributions of any free cash flow on a monthly or other periodic basis as determined by the Manager. However, the Manager may change the timing of distributions in its sole discretion. Investors will be required to update their personal information on a regular basis to make sure they receive all allocated distributions. We will utilize a “mobile wallet” feature for payment of distributions (the “Arrived Homes Wallet”). The Arrived Homes Wallet will be used to allow investors to pay for subscriptions, receive distributions, reinvest distributions, and receive redemption proceeds.

Any distributions that we make directly impact our NAV, by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through monthly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of your investment, your distributions plus the change in NAV per share (either positive or negative) will produce your total return.

For further details, please see Note 7, Members’ Equity – Distributions in our consolidated financial statements.

Redemption Plan

Our common shares are currently not listed on a national securities exchange or included for quotation on a national securities market, and currently there is no intention to list our common shares. While investors should view an investment in the Company as long-term, we are adopting a redemption plan whereby, on a quarterly basis, at any time after six (6) months following the purchase of common shares, an investor has the opportunity to obtain liquidity as described in detail in our offering circular.

As of December 31, 2025 and 2024, approximately 280,033 shares and 37,092 shares, respectively, had been submitted for redemption, and 100% of such requests were honored, with redemptions totaling approximately $2.8 million and $362,411, respectively. Redemptions for the years ended December 31, 2025 and 2024 have primarily been paid out of our free cash flow.

Critical Accounting Policies

Our accounting policies will conform with GAAP. The preparation of consolidated financial statements in conformity with GAAP will require us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. We intend to make these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We will continually test and evaluate our estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from our estimates and assumptions.

We believe our critical accounting policies govern the significant judgments and estimates used in the preparation of our consolidated financial statements. Please refer to Note 2, Summary of Significant Accounting Policies, included in the consolidated financial statements, for a more thorough discussion of our accounting policies and procedures.

Sources of Operating Revenues and Cash Flows

We expect to primarily generate revenues from rental income from our single family residential real estate properties. See Note 2, Summary of Significant Accounting Policies – Revenue Recognition, in our consolidated financial statements for further detail.

Operating Results

For the years ended December 31, 2025 and 2024, we had a total net loss of approximately $77,166 and $912,934, respectively. Further information on the notable changes in our results is as follows:

Revenues

For the years ended December 31, 2025 and 2024, we earned revenue of approximately $1.3 million and $744,272, respectively. The increase of approximately $555,728 was primarily attributable to the growth in our real estate portfolio, as additional properties acquired during the year contributed rental income for a full or partial period.

Expenses

For the years ended December 31, 2025 and 2024, we incurred approximately $1.4 million and $1.6 million, respectively, in total operating expenses, representing a decrease of approximately $234,000. The decrease in total operating expenses was driven by the following material changes: Depreciation expense increased from approximately $325,000 to approximately $513,000, an increase of approximately $188,000, primarily due to the seven additional properties acquired in 2025 and a full year of depreciation on properties acquired during 2024. Property taxes increased from approximately $97,000 to approximately $163,000, an increase of approximately $66,000, reflecting the additional properties acquired and reassessed property values. These increases were more than offset by a decrease in sourcing fees from approximately $386,000 to approximately $89,000, a decrease of approximately $297,000, due to the significantly lower volume of property acquisitions in 2025 compared to 2024. Interest expense decreased from approximately $123,000 to approximately $35,000, a decrease of approximately $88,000, primarily due to the repayment of the bridge financing related party note in January 2025. Other operating expenses decreased from approximately $270,000 to approximately $148,000, a decrease of approximately $122,000, reflecting lower professional fees and reduced offering-related costs. Repairs and maintenance expenses also decreased from approximately $195,000 to approximately $117,000, a decrease of approximately $78,000, reflecting lower turnover-related costs across the portfolio.

Liquidity and Capital Resources

We are dependent upon the net proceeds from our offering to conduct our proposed operations. We obtain the capital required to purchase and originate real estate-related investments and conduct our operations from the proceeds of our offering and any future offerings we may conduct, from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations.

If we are unable to raise a substantial amount in gross offering proceeds, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and the value of an investment in us will fluctuate with the performance of the specific assets we acquire. Further, we will have certain fixed operating expenses, including certain expenses as a publicly offered REIT, regardless of whether we are able to raise substantial funds in our offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.

As of December 31, 2025 and 2024, we had deployed approximately $2.6 million and $11.2 million, respectively, in capital for our single family residential real estate properties. The decrease in deployed capital reflects the moderation of property acquisitions during 2025 as compared to the prior year. We had approximately $13,051 and $814,591, respectively, in cash and cash equivalents on hand. While our auditors have identified substantial doubt about our ability to continue as a going concern, as disclosed in Note 3 to our financial statements, we anticipate that continued access to related party financing, combined with cash on hand and proceeds from our Offering, will provide sufficient liquidity to meet our obligations for at least the next 12 months. Additionally, amounts due to related party increased from $40,644 as of December 31, 2024 to $353,873 as of December 31, 2025, an increase of approximately $313,229, primarily reflecting increased expense reimbursements owed to the Manager for offering costs and asset management services.

We are offering up to $63.5 million in our common shares pursuant to Regulation A.

As of December 31, 2025, we have outstanding unsecured Company-level debt of approximately $50,000. This does not include any debt secured by the real property of our unconsolidated investments.

Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50-70% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During periods when we are growing our portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the portfolio) in order to quickly build a diversified portfolio of assets. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. It is our policy to not borrow more than 80% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

In addition to making investments in accordance with our investment objectives, we use our capital resources to make certain payments to our Manager. During our organization and offering stage, these payments include payments for reimbursement of certain organization and offering expenses. During our acquisition and development stage, we expect to make payments to our Manager in connection with the management of our assets and costs incurred by our Manager in providing services to us.

We have elected to be taxed as a REIT and to operate as a REIT commencing with our taxable year ending December 31, 2023. To maintain our qualification as a REIT, we are required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains, we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain our REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a monthly or other periodic basis. We have not established a minimum distribution level.

Our Policies for Approving New Tenants

We intend to seek out tenants for our properties who are financially responsible and capable of paying their rent. We will conduct due diligence on prospective tenant applicants by (a) verifying their incomes, (b) running credit checks, (c) performing criminal background checks, and (d) requesting references from previous landlords. While we do not have specific standards for any of these items, we will use these screening methods to determine, prior to approving a lease, whether we believe a potential lessee is financially responsible.

Trend Information

Our results of operations are affected by a variety of factors, including conditions in the financial markets and the economic and political environments, particularly in the United States. Global economic conditions, including political environments, financial market performance, interest rates, credit spreads or other conditions beyond our control are unpredictable and could negatively affect the value of our properties, our ability to acquire and manage single family rentals and the success of our current and future offerings. In addition to the aforementioned macroeconomic trends, we believe the following factors will influence our future performance:

-	Recent increases in interest rates may have a negative effect on the demand for our offerings due to the attractiveness of alternative investments.

-	The continuing increase in prices in the United States housing market may result in difficulties in sourcing properties and meeting demand for our offerings.

-	Continued increases in remote work arrangements may lead to greater rental activity in our target markets.

Item 3. Directors AND Officers

Our Manager

Arrived Fund Manager, LLC, our Manager, manages our day-to-day operations. Our Manager is a wholly-owned subsidiary of our sponsor. A team of real estate professionals, acting through our Manager, makes all the decisions regarding the selection, negotiation, financing and disposition of our investments, subject to the limitations in our operating agreement. Our Manager also provides asset management, marketing, investor relations and other administrative services on our behalf with the goal of maximizing our operating cash flow and preserving our invested capital. Arrived Holdings, Inc., our sponsor, is able to exercise significant control over our business and provides services to our Manager pursuant to a shared services agreement.

Our Sponsor

Arrived Holdings, Inc., is a Delaware corporation and our sponsor. The sponsor is an asset management company that operates a web-based investment platform, which we refer to as the Arrived Platform, used by our Company for the offer and sale of common shares of our Company.

Executive Officers of our Sponsor

As of the date of this Annual Report, the executive officers of our sponsor and their positions and offices are as follows:

Name	Age	Position Held with the Sponsor
Ryan Frazier	37	Chief Executive Officer
Sue Korn	56	Chief Financial Officer
Kenneth Cason	39	Chief Technology Officer
Alejandro Chouza	45	Chief Operating Officer

Ryan Frazier, our Chief Executive Officer and a director, has served as the Chief Executive Officer, President, and a director of Arrived Holdings, Inc. since its inception in February 2019 and as CEO and director of our Company since its inception. In 2011, Mr. Frazier co-founded and was the CEO of DataRank, Inc., a social media listening platform used by Fortune 500 companies, including Procter & Gamble, Coca Cola, and The Clorox Company, to garner insights from their consumers. Mr. Frazier led DataRank through a merger with Simply Measured, Inc. in 2015, and again through a merger with Sprout Social, Inc. in 2017, after which he acted in the role of General Manager, leading the integration of the Simply Measured, Inc. and Sprout Social businesses in Sprout Social’s Seattle office. Mr. Frazier is an alumnus of Y Combinator, S13, and he graduated from the University of Arkansas in 2010 with a B.S. in International Business.

Sue Korn has served as the Chief Financial Officer of Arrived Holdings, Inc. since January 2024. Ms. Korn began her career in equity research for diversified financial services companies at Kidder, Peabody in 1992, later moving to investment banking in Salomon Smith Barney’s Financial Institutions Group in 1997. She joined Providian Financial in 1998, where she oversaw planning and analysis, data management and reporting for a $33 billion credit card business. In 2011, she transitioned to FinTech, bringing her financial expertise to companies such as Prosper Marketplace (FP&A and back office operations), LendingClub (marketplace operations and treasury) and Oportun (FP&A and accounting) and was co-founder/CFO/Head of Operations for online lender Vouch Financial. Ms. Korn graduated from Colby College with a B.A. in Philosophy/Math in 1991 and earned her M.B.A. from Kellogg Graduate School of Management at Northwestern University in 1997 with majors in Finance, Management and Strategy and Organizational Behavior. She has held the Chartered Financial Analyst® designation since 1998.

Kenneth Cason, our Chief Technology Officer and a director, has served as the Chief Technology Officer and director of Arrived Holdings, Inc. since its inception in February 2019. Beginning in 2011, Mr. Cason served as the Co-Founder and Chief Technology Officer of DataRank, Inc. Mr. Cason worked extensively to help design and build large scale data collection, processing, and search systems. He remained employed with DataRank through two mergers; first with Simply Measured, Inc., in 2015, and then again with Sprout Social in 2017. During both mergers, he worked to lead and integrate each company’s tech stack. Mr. Cason is an alumnus of Y Combinator, S13, and he graduated from the University of Arkansas in 2010 with a B.S. in Computer Science and also received Associate degrees in Mathematics, Japanese and Chinese.

Alejandro Chouza, our Chief Operating Officer, has served as the Chief Operating Officer of Arrived Holdings, Inc. since its inception in February 2019. Mr. Chouza was previously the VP of Operations of Oyo Rooms beginning in May 2019. Prior to that, Mr. Chouza was the Regional General Manager of Uber Technologies, Inc., from September 2014 through May 2019, where he launched and managed operations in Mexico and the Northwest USA markets. Mr. Chouza graduated with a B.S. from Babson College and an M.B.A. from The Wharton School of the University of Pennsylvania.

Investment Committee of our Manager

The investment committee is comprised of the Manager’s chief executive officer, chief financial officer, highest ranking investments executive (currently the vice president of investments) and highest ranking legal executive (currently the general counsel, vice president of legal).

Compensation of Executive Officers

We do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us. Each of the executive officers of our sponsor also serves as an executive officer of our Manager. Each of these individuals receives compensation for his or her services, including services performed for us on behalf of our Manager, from our sponsor. As executive officers of our Manager, these individuals serve to manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we indirectly bear some of the costs of the compensation paid to these individuals, through fees we pay to our Manager, we have not paid and do not intend to pay any compensation directly to these individuals.

Compensation of our Manager

For information regarding the compensation of our Manager, please see “Management Compensation” in our Offering Circular and Note 6, Related Party Transactions and Note 8, Management Compensation in our consolidated financial statements.

Item 4. Security Ownership of Management and Certain Securityholders

The following table sets forth the approximate beneficial ownership of our common shares as of the date of this Annual Report for each person or group that holds more than 5% of our common shares, for each executive officer of our Manager and for the executive officers of our Manager as a group. To our knowledge, each person that beneficially owns our common shares has sole voting and disposition power with regard to such shares.

Unless otherwise indicated below, each person or entity has an address in care of our principal executive offices at 1700 Westlake Ave North, Suite 200, Seattle, WA 98109.

Name of Beneficial Owner (1)	Approximate Number of Shares Beneficially Owned	Percent of All Shares
Ryan Frazier	225	*
Sue Korn	50	*
Kenneth Cason	284	*
Alejandro Chouza	158	*
All executive officers of our Manager as a group (4 persons)	717	*

*	Represents less than 1% of our outstanding common shares

(1)	Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power”, which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

Item 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN Transactions

For further details, please see Note 5, Bridge Financing, Related Party and Note 6, Related Party Transactions in Item 7, consolidated financial statements.

Item 6. Other Information

None.

Item 7. Consolidated financial statements

ARRIVED SFR GENESIS FUND, LLC

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Manager and Members of
Arrived SFR Genesis Fund, LLC

Seattle, Washington

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Arrived SFR Genesis Fund, LLC (the Company) as of December 31, 2025 and 2024, and the related consolidated statements of comprehensive loss, changes in members’ equity, and cash flows for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company’s Ability to Continue as Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 3 to the consolidated financial statements, the Company’s lack of liquidity raises substantial doubt about their ability to continue as a going concern.  Management’s plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Stephano Slack LLC

We have served as the Company’s auditor since 2024.

Wayne, Pennsylvania

April 29, 2026

ARRIVED SFR GENESIS FUND, LLC

CONSOLIDATED BALANCE SHEETS

	December 31, 2025	December 31, 2024

ASSETS
Current assets:
Cash	$13,051	$814,591
Prepaid expenses	-	19,495
Other receivables	984	5,914
Due from third party property manager	225,614	220,440
Total current assets	239,650	1,060,439
Property and equipment, net	18,039,484	15,993,257
Total assets	$18,279,134	$17,053,697

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$126,239	$229,066
Tenant deposits	129,006	120,551
Notes payable, related party	50,000	219,440
Due to related party	353,873	40,644
Total liabilities	$659,118	$609,702

Members’ equity:
Members’ capital	18,856,329	17,603,142
Accumulated deficit	(1,236,313)	(1,159,147)
Total members’ equity	17,620,016	16,443,995
Total liabilities and members’ equity	$18,279,134	$17,053,697

The accompanying notes are an integral part of these consolidated financial statements.

ARRIVED SFR GENESIS FUND, LLC

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	December 31, 2025	December 31, 2024

Rental income	$1,346,183	$744,272
Total revenue	1,346,183	744,272

Operating expenses
Depreciation	512,581	325,265
Insurance	58,825	65,907
Management fees	59,600	55,875
Management fees, related party	267,439	165,293
Repairs and maintenance	116,717	194,696
Property taxes	163,193	97,363
Other operating expenses	147,806	269,623
Other income	(26,917)	(26,359)
Interest expense	35,384	123,258
Sourcing fees	88,722	386,283
Total operating expenses	1,423,349	1,657,206
Loss from operations	(77,166)	(912,934)
Net loss	$(77,166)	$(912,934)

The accompanying notes are an integral part of these consolidated financial statements.

ARRIVED SFR GENESIS FUND, LLC

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY

Balance as of January 1, 2024	$2,827,879
Issuance of common shares, net of offering costs	15,052,999
Distributions	(523,950)
Net loss	(912,934)
Balance at December 31, 2024	16,443,995

Issuance of common shares, net of offering costs	$4,797,696
Redemptions	(2,808,783)
Distributions	(735,726)
Net loss	(77,166)
Balance at December 31, 2025	17,620,016

The accompanying notes are an integral part of these consolidated financial statements.

ARRIVED SFR GENESIS FUND, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

	December 31, 2025	December 31, 2024

Cash flows from operating activities:
Net loss	$(77,166)	$(912,934)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	512,581	325,265
(Increase) decrease of assets
Other receivables	4,930	(5,914)
Prepaid expenses	19,495	(19,495)
Increase (decrease) of liabilities
Tenant deposits	8,455	118,556
Due to third party property managers	5,175	269,324
Accrued expenses	(102,827)	(143,527)
Due to related party	302,879	1,304,111
Net cash provided by operating activities	673,522	935,387

Cash flows from investing activities:
Purchases of properties	(2,558,807)	(11,202,742)
Net cash used in investing activities	(2,558,807)	(11,202,742)

Cash flows from financing activities:
Proceeds from issuance of notes payable, related party	50,000	-
Repayments of bridge financing, related party	(219,440)	-
Repayments of amounts due to related party	-	(3,504,018)
Net proceeds from the issuance of membership units	4,797,696	15,052,999
Redemptions	(2,808,783)	-
Distributions	(735,726)	(523,950)
Net cash (used in) financing activities	1,083,747	11,025,032

Net increase (decrease) in cash	(801,539)	757,677

Cash at beginning of year	814,591	56,913
Cash at end of year	$13,051	$814,591

Supplemental disclosure of cash flow information:
Cash paid for income taxes	1,082	1,984
Cash paid for interest	35,384	123,258

Supplemental disclosure of non-cash investing and financing activities:
Purchase of property through bridge financing, related party	-	219,440

The accompanying notes are an integral part of these consolidated financial statements.

ARRIVED SFR GENESIS FUND, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: NATURE OF OPERATIONS

Arrived SFR Genesis Fund, LLC (the “Company”) is a Delaware limited liability company formed on May 1, 2023 under the laws of Delaware. Arrived SFR Genesis Fund, LLC was formed to originate, invest in and manage a diversified portfolio of single family residential real estate properties. The Company will originate, acquire, and structure a diversified portfolio of single family residential real estate properties. The Company may also invest, to a limited extent, in residential real estate loans, as well as residential real estate debt securities (including residential mortgage-backed securities (“RMBS”), collateralized debt obligations (“CDOs”) and REIT senior unsecured debt), and other select residential real estate-related assets, where the underlying assets primarily consist of single family residential real estate properties. The Company may make investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

The Company is managed by Arrived Fund Manager, LLC (the “Manager”), which is a wholly-owned subsidiary of the Company’s sponsor, Arrived Holdings, Inc. (the “sponsor”). The Manager will be responsible for directing the management of the Company’s business and affairs, managing the day-to-day affairs, and implementing the Company’s investment strategy. The Manager has a unilateral ability to amend the operating agreement and the allocation policy in certain circumstances without the consent of the investors. Our common shareholders do not elect or vote on the Company’s Manager and have only limited voting rights on matters affecting the Company’s business, and therefore limited ability to influence decisions regarding the Company’s business.

The Manager has sole discretion in determining what distributions, if any, are made to shareholders except as otherwise limited by law or the operating agreement. The Company expects the Manager to make distributions on a monthly basis. However, the Manager may change the timing of distributions or determine that no distributions shall be made, in its sole discretion.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”).

The Company has adopted a calendar year as its fiscal year.

The Company is an emerging growth company as the term is used in the Jumpstart Our Business Startups Act, enacted on April 5, 2012, and has elected to comply with certain reduced public company reporting requirements, however, the Company may adopt accounting standards based on the effective dates for public entities.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Arrived SFR Genesis Fund, LLC and its wholly owned subsidiary, a limited liability company that is disregarded for U.S. federal income tax purposes. This subsidiary is used to acquire and lease real estate properties on behalf of Arrived SFR Genesis Fund, LLC. All significant intercompany transactions and balances have been eliminated in consolidation. Because the subsidiary has no separate operations and its financial activity is recorded directly within Arrived SFR Genesis Fund, LLC, no additional elimination entries were necessary.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Deferred Offering Costs

The Company complies with the requirements of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members’ equity upon the completion of an offering or to expense if the offering is not completed. Offering costs include offering expense reimbursements and sourcing fees as noted below.

Sourcing Fee – Sponsor or its Affiliate

The Company pays up to 3.50% of the total purchase price of any property which the Company acquires. With respect to debt investments in residential real estate loans, the Company will pay a monthly sourcing fee of 0.10% of the unpaid principal balance of gross loan assets either held directly, pro rata inside a credit pool, or joint venture. All such sourcing fees will be paid to the sponsor.

Real Estate Commissions and Rebates — Sponsor or its Affiliate

In connection with asset purchases, the Company may receive a commission or rebate from the real estate agent in connection with the commission paid by the original property seller to the real estate agent.

Reimbursement of Acquisition / Origination Expenses — Manager

The Company will reimburse the Manager for actual expenses incurred in connection with the selection, acquisition, or origination of an investment, to the extent not reimbursed by the borrower in connection with any debt investments the Company may make, whether or not the Company ultimately acquires or originates the investment.

Reimbursement of Organization and Offering Expenses — Manager

The Company will pay the Manager an amount equal to 2.0% of the gross offering proceeds for out-of-pocket expenses in connection with our organization and offering expenses, including any such fees, costs and expenses allocable to the Company incurred in connection with executing the offering, consisting of underwriting, legal, accounting, escrow and compliance costs.

Asset Management Fee

The Manager will receive from the Company, on a quarterly basis, an asset management fee equal to an annualized rate of 1.0%, which is based on the Company’s net asset value (“NAV”) at the end of each prior quarterly period.

Management Reimbursement of Other Operating Expenses – Manager

The Company reimburses its Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company, which does not include the Manager’s overhead, employee costs borne by the Manager, utilities, or technology costs.

The expense reimbursements that the Company pays to its Manager also include expenses incurred by its sponsor in the performance of services under the shared services agreement between its Manager and its sponsor, including any increases in insurance attributable to the management or operation of the Company.

Management Reimbursement of Servicing Expenses – Manager or Other Party

The Company will reimburse its Manager for actual expenses incurred on the Company’s behalf in connection with the special servicing of nonperforming assets, including, but not limited to, reimbursement of non-ordinary expenses and employee time required to special service a non-performing asset. Whether an asset is deemed to be non-performing is in the sole discretion of the Company’s Manager.

Property Management Fee – Manager or its Affiliate

As compensation for the services provided by the property manager, the Company will pay to the Manager or its affiliate a property management fee equal to eight percent (8%) of gross receipts for the current calendar month. The Manager may subcontract with a local property manager to provide property management services, in which event the Manager will be (i) entitled to retain the difference between the fees paid to the local property manager and the eight percent (8%) charged to the Company and (ii) responsible for any fees in excess of the eight percent (8%). If a property is vacant and not producing rental income, the property management fee will not be paid during any such period of vacancy.

Gross receipts shall include unit rents, furniture or equipment rental, parking, forfeited security deposits applied to rental payments, late charges, judgments or awards (net of litigation costs) collected in the enforcement of any lease, income from coin-operated machines, proceeds from rental interruption insurance, application fees, and other miscellaneous income collected at the property, but shall exclude all other receipts, including but not limited to, security deposits (other than forfeited deposits applied to rent), interest earned on property accounts, proceeds of claims on account of insurance policies (other than rental interruption insurance), abatement of taxes, and awards arising out of takings by eminent domain, discounts and dividends on insurance policies and bonus payments by service providers for installation of services or equipment (such as cable television or laundry machines).

Property Disposition Fee

The Company will reimburse its Manager for actual expenses incurred on our behalf in connection with the liquidation of equity investments in real estate, including closing costs, and the Company pays six percent (6.0%) of the gross proceeds from such sale of such investments to the Manager as a disposition fee. The Manager will be (i) entitled to retain the difference between fees paid to the broker and the six percent (6.0%) charged to the Company and (ii) responsible for any fees in excess of the six percent (6.0%).

Interest on Related Party Loans

The Company will pay interest at the current market rate to the Manager or its affiliates in connection with any loans provided by the Manager or its affiliates to finance the purchase price of each property acquisition. The Company may also pay a loan origination fee to the Manager or its affiliates that will be charged at the current market rate.

Fair Value of Financial Instruments

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying values of the Company’s cash, receivables, and accrued expenses approximate their fair values due to the short maturity of these instruments. The Company believes the carrying amount of its notes payable, related party approximate fair value based on rates and other terms currently available to the Company for similar instruments.

Prepaid and Accrued Expenses

Prepaid expenses consist primarily of prepaid insurance. Accrued expenses include accrued property taxes, interest expense, and other accrued costs, which may include fees due to related parties.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. The Company’s property and equipment includes the cost of the purchased property, including the building and related land. The Company allocates certain capitalized title fees and relevant acquisition expenses to the capitalized costs of the building. All capitalized property costs, except for the value attributable to the land, are depreciated using the straight-line method over the estimated useful life of 27.5 years. Additions and property improvements in excess of $5,000 are capitalized and depreciated using the straight-line method over the estimated useful lives of 5-7 years, while routine repairs and maintenance are charged to expense as incurred. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the statement of comprehensive income.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate the carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Company did not record any impairment losses on long-lived assets for the years ended December 31, 2025 and 2024.

Tenant Deposits

Tenant deposit liabilities represent security deposits received by tenant customers held by third party property managers.

Operating Expenses

The Company is responsible for the costs and expenses attributable to the activities of all of its properties. The Manager will bear its own expenses of an ordinary nature.

Revenue Recognition

The Company adopted FASB ASC 606, Revenue from Contracts with Customers, and its related amendments, effective at inception using the modified retrospective transition approach applied to all contracts. There were no cumulative impacts that were made. The Company determines revenue recognition through the following steps:

●	Identification of a contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company operates rental properties and recognizes rental revenue on a monthly basis as it is earned. Revenue from leasing arrangements falls outside the scope of FASB ASC 606 and is accounted for under the provisions of FASB ASC 842.

Comprehensive Loss

The Company follows FASB ASC 220 in reporting comprehensive loss. Comprehensive loss is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income. Since the Company has no items of other comprehensive loss, comprehensive loss is equal to net loss.

Organizational Costs

In accordance with FASB ASC 720, Organizational Costs, accounting fees, legal fees, and costs of incorporation are expensed as incurred.

Income Taxes

The Company accounts for income taxes under the asset and liability method in accordance with ASC 740, Income Taxes. Under this method, deferred tax assets and liabilities are recognized for temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities and are measured using enacted tax rates expected to apply in the years in which those temporary differences are expected to reverse. The Company records a valuation allowance against deferred tax assets when, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company evaluates its tax positions for recognition and measurement in accordance with ASC 740-10. A tax position is recognized only if it is more likely than not that the position will be sustained upon examination by the relevant taxing authority based on the technical merits of the position. For those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the relevant taxing authority. The Company records interest and penalties related to uncertain tax positions, if any, as a component of income tax expense.

The Company qualified to be taxed as a real estate investment trust (“REIT”) for U.S. federal income tax purposes for the taxable year ended December 31, 2024, and expects to continue to qualify as a REIT for the taxable year ending December 31, 2025. Accordingly, commencing with its REIT qualification, the Company generally is not subject to U.S. federal income tax on taxable income that is distributed to shareholders, provided it satisfies the applicable REIT distribution and other qualification requirements.

Recently issued and not yet adopted and adopted accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, as modified by FASB ASU No. 2019-10 and other subsequently issued related ASUs. The amendments in this Update affect loans, debt securities, trade receivables, and any other financial assets that have the contractual right to receive cash. The ASU requires an entity to recognize expected credit losses rather than incurred losses for financial assets. The amendments in this Update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company adopted this new guidance upon inception utilizing the modified retrospective transition method. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements, but did change how the allowance for credit losses is determined.

In November 2024, the FASB issued ASU 2024-03, “Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses,” which requires the disaggregated disclosure of specific expense categories, including purchases of inventory, employee compensation, depreciation, and amortization included in each relevant expense caption presented on the statement of operations. The standard also requires disclosure of a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively, as well as the total amount of selling expenses and an entity’s definition of selling expenses. ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027. The Company is currently evaluating the impact this standard will have on its consolidated financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As of December 31, 2025 and 2024, the Company has limited liquidity, which raises substantial doubt about its ability to continue as a going concern for the twelve months following the issuance date of these consolidated financial statements. The Company’s ability to continue as a going concern for a period of one year from the issuance of these consolidated financial statements is dependent upon its ability to commence operations, generate positive cash flows from rental activities, and/or obtain additional financing from the Manager; however, there can be no assurance that the Company will be successful in achieving these objectives or that the Manager will be able or willing to provide additional funding when needed. The accompanying consolidated financial statements do not include any adjustments to the carrying amounts or classification of assets and liabilities that might result from the outcome of this uncertainty.

NOTE 4: PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

December 31, 2025

Address	Building	Land	Property Improvements	Total	Less: Accumulated Depreciation	Property and equipment, net
33 Alden Avenue, Portsmouth, VA 23702	$223,616	$73,750	$-	$297,366	$(15,585)	$281,781
11989 Blue Ash Lane, Independence, KY 41051	305,294	101,225	-	406,519	(18,503)	388,016
7334 Wilburton Lane, Northport, AL 35473	227,175	75,725	-	302,900	(14,457)	288,443
358 Cupp Circle, Shepherdsville, KY 40165	204,072	67,248	-	271,320	(14,842)	256,478
11522 S. 275th E Place, Coweta, OK 74429	178,718	59,573	-	238,290	(12,456)	225,834
8295 Blue Ridge Drive, Southaven, MS 38672	235,784	78,000	-	313,784	(17,148)	296,636
7335 Wilburton Lane, Northport, AL 35473	202,425	67,475	-	269,900	(12,882)	257,018
5382 Aster Drive, Plainfield, IN 46168	288,135	96,250	-	384,385	(17,463)	366,922
4022 Ryan Drive SW, Decatur, AL 35603	216,406	71,975	-	288,381	(13,116)	275,265
794 Carolina Way, Avon, IN 46123	269,510	90,000	5,660	365,170	(15,078)	350,092
195 Lindsell Road, Athens, TN 37303	212,845	69,968	-	282,812	(14,835)	267,978
6138 1st Street, Greeley, CO 80634	339,338	112,500	-	451,838	(21,594)	430,244
14743 London Lane, Athens, AL 35613	241,982	80,000	-	321,982	(17,599)	304,383
314 Macer Ave, Bowling Green, KY 42101	166,243	55,000	-	221,243	(10,579)	210,663
13047 S. Old Pine Court, Herriman, UT 84096	374,480	125,000	-	499,480	(22,696)	476,784
410 Sagebrush Avenue, Lowell, AR 72745	217,380	71,250	-	288,630	(13,175)	275,456
554 Vining Lane, Bowling Green, KY 42104	241,247	80,000	-	321,247	(17,545)	303,701
530 Manchester Drive, Pickerington, OH 43147	288,143	96,875	-	385,018	(7,858)	377,159
1000 Clayton Road, Cave Springs, AR 72718	275,107	91,250	-	366,357	(17,507)	348,850
5071 E. Rustic Patch Road, Eagle Mountain, UT 84005	359,999	119,750	-	479,749	(20,727)	459,022
2817 Trestle Square Pass, Northport, AL 35473	203,504	67,500	4,410	275,414	(6,359)	269,055
2288 Dodson Drive, East Point, GA 30344	180,390	64,250	7,200	251,840	(14,426)	237,414
2150 Tulip Drive, Hernando, MS 38632	260,718	85,998	-	346,715	(15,801)	330,914
15820 Flat Rock Court, Harvest, AL, 35749	196,896	68,125	5,850	270,871	(15,575)	255,296
945 Barkwell Drive SW, Albuquerque, NM 87121	269,194	89,588	-	358,782	(13,052)	345,730
550 Timber Ridge St, Centerton, AR 72719	276,766	92,500	-	369,266	(7,548)	361,717
975 Barkwell Drive SW, Albuquerque, NM 87121	249,052	82,867	-	331,919	(12,075)	319,844
884 S. Brambling Lane, Fayetteville, AR 72701	252,733	83,750	-	336,483	(15,317)	321,166
2597 Halo Lane, Tuscaloosa, AL 35405	192,132	63,405	-	255,537	(13,391)	242,146
3751 Aryana Avenue, Springdale, AR 72764	286,447	94,750	6,556	387,754	(17,980)	369,774
3920 Harper Franklin Avenue, Augusta, GA 30909	207,692	68,500	-	276,192	(15,105)	261,087
4033 Billie Lane NE, Cleveland, TN 37323	268,735	88,329	-	357,064	(13,844)	343,220
12605 Hartsfield Lane, Knoxville, TN 37922	438,593	145,000	-	583,593	(26,581)	557,012
3832 E. Suffock Avenue, Kingman, AZ 86409	199,430	66,250	-	265,680	(12,691)	252,989
1623 Sliger Street, Athens, TN 37303	238,154	78,750	-	316,904	(8,660)	308,244
3228 Spool Lane SW, Huntsville, AL 35805	221,028	73,125	-	294,153	(5,358)	288,795
8410 Lexie Lane, Ooltewah, TN 37363	276,357	97,500	11,285	385,142	(21,348)	363,794
318 Whisper Wood Way, Lebanon, TN 37087	308,605	102,475	-	411,080	(6,546)	404,533
9936 Brawley Lane, Charlotte, NC 28215	315,312	104,375	-	419,687	(19,110)	400,577
12112 Fall Court, Indianapolis, IN 46229	232,660	77,500	6,406	316,566	(16,129)	300,437
3502 Marksbury Drive, Greensboro, NC 27405	222,964	76,475	-	299,439	(14,189)	285,250
2330 McCampbell Wells Way, Knoxville, TN 37924	284,946	93,750	-	378,696	(14,679)	364,017
120 Martin Mill Trl, Warner Robins, GA 31093	174,947	58,316	-	233,263	(6,286)	226,977
127 66th Avenue, Greeley, CO 80634	340,210	112,500	-	452,710	(24,743)	427,967
5331 Greenwood Road, Horn Lake, MS 38637	211,668	69,748	-	281,416	(14,753)	266,663
4503 Chapel Ridge Drive, Greensboro, NC 27405	207,278	68,750	-	276,028	(13,819)	262,209
1700 Oak Street, Chattanooga, TN 37404	294,069	96,875	-	390,944	(21,387)	369,557
3048 Pepperhill Drive, Grovetown, GA 30813	228,584	75,625	-	304,209	(13,854)	290,355
231 Center Field Drive, Tuscaloosa, AL 35405	215,215	71,250	-	286,465	(15,000)	271,465
2962 Berna Way, Morristown, TN 37814	254,866	83,750	-	338,616	(16,219)	322,397
1502 N 35th St, Richmond, VA 23223	349,794	115,000	-	464,794	(9,540)	455,255
902 Marble Creek Drive, Wylie, TX 75240	270,534	89,250	69,776	429,560	(40,608)	388,952
4040 Billie Lane NE, Cleveland, TN 37323	241,289	79,237	-	320,526	(12,430)	308,096
3450 Tamera Avenue, Tuscaloosa, AL 35401	163,759	55,000	-	218,759	(6,451)	212,308
308 O’Ferrell Street, Greensboro, NC 27405	211,496	69,975	-	281,471	(14,741)	266,731
104 Harness Drive, Huntsville, AL 35806	259,860	86,250	7,315	353,425	(6,609)	346,815
Total	$14,073,774	$4,679,098	$124,458	$18,877,330	$(837,846)	$18,039,484

December 31, 2024

Address	Building	Land	Property Improvements	Total	Less: Accumulated Depreciation	Property and equipment, net
33 Alden Avenue, Portsmouth, VA 23702	$223,616	$73,750	$-	$297,366	$(7,454)	$289,912
11989 Blue Ash Lane, Independence, KY 41051	305,294	101,225	-	406,519	(7,401)	399,118
7334 Wilburton Lane, Northport, AL 35473	227,175	75,725	-	302,900	(6,196)	296,704
358 Cupp Circle, Shepherdsville, KY 40165	204,072	67,248	-	271,320	(7,421)	263,899
11522 S. 275th E Place, Coweta, OK 74429	178,718	59,573	-	238,290	(5,957)	232,333
8295 Blue Ridge Drive, Southaven, MS 38672	235,784	78,000	-	313,784	(8,574)	305,210
7335 Wilburton Lane, Northport, AL 35473	202,425	67,475	-	269,900	(5,521)	264,379
5382 Aster Drive, Plainfield, IN 46168	288,135	96,250	-	384,385	(6,985)	377,400
4022 Ryan Drive SW, Decatur, AL 35603	216,406	71,975	-	288,381	(5,246)	283,135
794 Carolina Way, Avon, IN 46123	269,510	90,000	-	359,510	(4,900)	354,610
195 Lindsell Road, Athens, TN 37303	212,845	69,968	-	282,812	(7,095)	275,717
6138 1st Street, Greeley, CO 80634	339,338	112,500	-	451,838	(9,255)	442,584
14743 London Lane, Athens, AL 35613	241,982	80,000	-	321,982	(8,799)	313,183
314 Macer Ave, Bowling Green, KY 42101	166,243	55,000	-	221,243	(4,534)	216,709
13047 S. Old Pine Court, Herriman, UT 84096	374,480	125,000	-	499,480	(9,078)	490,402
410 Sagebrush Avenue, Lowell, AR 72745	217,380	71,250	-	288,630	(5,270)	283,360
554 Vining Lane, Bowling Green, KY 42104	241,247	80,000	-	321,247	(8,773)	312,474
1000 Clayton Road, Cave Springs, AR 72718	275,107	91,250	-	366,357	(7,503)	358,854
5071 E. Rustic Patch Road, Eagle Mountain, UT 84005	359,999	119,750	-	479,749	(7,636)	472,113
2288 Dodson Drive, East Point, GA 30344	180,390	64,250	7,200	251,840	(6,426)	245,414
2150 Tulip Drive, Hernando, MS 38632	260,718	85,998	-	346,715	(6,320)	340,395
15820 Flat Rock Court, Harvest, AL, 35749	196,896	68,125	5,850	270,871	(7,246)	263,625
945 Barkwell Drive SW, Albuquerque, NM 87121	269,194	89,588	-	358,782	(3,263)	355,519
975 Barkwell Drive SW, Albuquerque, NM 87121	249,052	82,867	-	331,919	(3,019)	328,900
884 S. Brambling Lane, Fayetteville, AR 72701	252,733	83,750	-	336,483	(6,127)	330,356
2597 Halo Lane, Tuscaloosa, AL 35405	192,132	63,405	-	255,537	(6,404)	249,133
3751 Aryana Avenue, Springdale, AR 72764	286,447	94,750	6,556	387,754	(7,126)	380,627
3920 Harper Franklin Avenue, Augusta, GA 30909	207,692	68,500	-	276,192	(7,552)	268,639
4033 Billie Lane NE, Cleveland, TN 37323	268,735	88,329	-	357,064	(4,072)	352,992
12605 Hartsfield Lane, Knoxville, TN 37922	438,593	145,000	-	583,593	(10,633)	572,960
3832 E. Suffock Avenue, Kingman, AZ 86409	199,430	66,250	-	265,680	(5,439)	260,241
1623 Sliger Street, Athens, TN 37303	238,154	78,750	-	316,904	-	316,904
8410 Lexie Lane, Ooltewah, TN 37363	276,357	97,500	11,285	385,142	(9,042)	376,100
9936 Brawley Lane, Charlotte, NC 28215	315,312	104,375	-	419,687	(7,644)	412,043
12112 Fall Court, Indianapolis, IN 46229	232,660	77,500	6,406	316,566	(6,388)	310,178
3502 Marksbury Drive, Greensboro, NC 27405	222,964	76,475	-	299,439	(6,081)	293,358
2330 McCampbell Wells Way, Knoxville, TN 37924	284,946	93,750	-	378,696	(4,317)	374,378
120 Martin Mill Trl, Warner Robins, GA 31093	174,947	58,316	-	233,263	(484)	232,779
127 66th Avenue, Greeley, CO 80634	340,210	112,500	-	452,710	(12,371)	440,339
5331 Greenwood Road, Horn Lake, MS 38637	211,668	69,748	-	281,416	(7,056)	274,360
4503 Chapel Ridge Drive, Greensboro, NC 27405	207,278	68,750	-	276,028	(6,281)	269,747
1700 Oak Street, Chattanooga, TN 37404	294,069	96,875	-	390,944	(10,693)	380,250
3048 Pepperhill Drive, Grovetown, GA 30813	228,584	75,625	-	304,209	(5,541)	298,667
231 Center Field Drive, Tuscaloosa, AL 35405	215,215	71,250	-	286,465	(7,174)	279,291
2962 Berna Way, Morristown, TN 37814	254,866	83,750	-	338,616	(6,951)	331,665
902 Marble Creek Drive, Wylie, TX 75240	270,534	89,250	69,776	429,560	(16,815)	412,745
4040 Billie Lane NE, Cleveland, TN 37323	241,289	79,237	-	320,526	(3,656)	316,870
3450 Tamera Avenue, Tuscaloosa, AL 35401	163,759	55,000	-	218,759	(496)	218,263
308 O’Ferrell Street, Greensboro, NC 27405	211,496	69,975	-	281,471	(7,050)	274,422
Total	$12,166,076	$4,045,373	$107,074	$16,318,523	$(325,265)	$15,993,257

For the years ended December 31, 2025 and 2024, depreciation expense was $512,581 and $325,265, respectively.

NOTE 5: NOTES PAYABLE, RELATED PARTY

On December 1, 2024, the Manager transferred ownership of the property located at 120 Martin Mill Trail, Warner Robins, GA 31093, from Arrived Homes Series Miller, a series of Arrived Homes II, LLC, to the Company. As part of the transfer, the Company assumed the assets and liabilities associated with the property, including an outstanding bridge financing, related party balance of $219,440. The loan was secured by the property, bore interest at 7.5% per annum on an interest-only basis, with all accrued interest payable upon maturity or earlier repayment, and had a remaining term of 18 months with no prepayment penalties. The bridge financing was fully repaid on January 16, 2025.

Separately, in connection with the Company’s ongoing financing arrangements with related parties, the Company had an outstanding balance of $50,000 recorded as notes payable, related party as of December 31, 2025. The notes bear interest at a rate of 6.5%, are unsecured, and mature 18 months from the applicable borrowing date.

For the years ended December 31, 2025 and 2024, interest expense was $35,384 and $123,258, respectively.

NOTE 6: RELATED PARTY TRANSACTIONS

Due from (to) Related Party

The Company enters into various transactions with the Manager and affiliates of the Manager in the normal course of operating and financing activities. As of December 31, 2025 and 2024, the Company owed the Manager $353,873 and $40,644, respectively, including the initial funding for the property purchases, offering expenses, sourcing fees, and other expense reimbursements. The advances are non-interest bearing with no stated repayment terms.

Management Fees

As of December 31, 2025 and 2024, total management fees charged by the Manager, which include both property management fees and asset management fees, were $267,439 and $165,293, respectively.

NOTE 7: MEMBERS’ EQUITY

The Company’s Manager, Arrived Fund Manager, LLC, is a Delaware limited liability company and non-member manager of the Company. Pursuant to the terms of the operating agreement, the Manager will provide certain management and advisory services, as well as management team and appropriate support personnel to the Company.

Common Shares

As of December 31, 2025 and 2024, the Company sold 492,926 and 1,592,519 shares, respectively, of its common stock for net proceeds of $4,797,696 and $15,052,999, respectively. As of December 31, 2025 and 2024, the gross proceeds were reduced by 1% for direct offering costs of $49,464 and $159,234, respectively, paid to an unrelated broker and 2% for offering costs of $97,242 and $318,467, respectively, paid to the Manager.

During the years ended December 31, 2025 and 2024, the Company processed redemptions of 18,083 and 243,046 shares of its common stock for aggregate redemption proceeds of $2,808,783 and $369,807. Of these amounts, $2,771,394 and $362,412 were distributed to investors, while the Manager retained $37,389 and $7,395 as redemption fees, in accordance with the Company’s redemption plan.

Distributions

As of December 31, 2025 and 2024, the Company accrued and paid distributions to investors totaling $735,726 and $523,950, respectively, which were recorded as a reduction to members’ capital.

NOTE 8: MANAGEMENT COMPENSATION

For the years ended December 31, 2025 and 2024, the total fees and reimbursements charged by the Manager and sponsor were $453,402 and $893,915, respectively. The following table reflects the total management compensation incurred by the Company for the years presented.

December 31, 2025

	Manager	Sponsor	Total

Sourcing Fees	$-	$88,722	$88,722
Offering Expense	97,242	-	97,242
Asset Management Fee	203,992	-	203,992
Property Management Fee	63,447	-	63,447
Total	$364,681	$88,722	$453,402

December 31, 2024

	Manager	Sponsor	Total

Sourcing Fees	-	386,283	386,283
Offering Expense	318,467	-	318,467
Asset Management Fee	132,003	-	132,003
Property Management Fee	33,290	-	33,290
Total	$483,761	$386,283	$870,044

Certain prior-year comparative amounts in the table above have been corrected to fix an immaterial presentation error. Specifically, the 2024 sourcing fee amount was previously presented as $132,003 and has been corrected to $386,283. This correction affected only the comparative footnote disclosure and did not affect the Company’s previously reported consolidated financial statements.

NOTE 9: INCOME TAXES

The Company elected to be treated as a real estate investment trust (“REIT”) under the Internal Revenue Code beginning with the taxable year ended December 31, 2024, and intends to continue to qualify and be taxed as a REIT for the taxable year ending December 31, 2025.

As a REIT, the Company generally is not subject to U.S. federal income tax on REIT taxable income that is distributed to stockholders, provided that it meets the applicable REIT qualification requirements, including certain asset and income tests and the requirement to distribute at least 90% of its REIT taxable income to stockholders.

For the year ended December 31, 2024, the Company generated a taxable loss and, accordingly, recorded no current federal income tax expense and no federal tax benefit was recorded due to full valuation on the current year deferred tax asset. For the year ended December 31, 2025, the Company generated estimated REIT taxable income of approximately $11,555. No current federal or state income tax expense was recorded for 2025 because the Company expects that such taxable income will be reduced by available net operating loss carryforwards, subject to the applicable limitation, and that any remaining REIT taxable income will not result in material entity-level federal tax due to distributions made in accordance with the REIT requirements.

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities, as well as for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company’s applicable federal and state income tax rates are estimated to range from 21.0% to 25.0%, depending on the state in which the Company's properties are located. Since the Company established a full valuation allowance against current deferred tax assets, the Company’s effective tax rate was 0% for the years ended December 31, 2025 and 2024.

As of December 31, 2025 and 2024, the Company had federal net operating loss carryforwards of approximately $762,000 and $773,000, respectively. These federal net operating loss carryforwards do not expire; however, their utilization is generally limited to 80% of taxable income in any given year. The Company also had state net operating loss carryforwards, the availability, utilization, and expiration of which vary by jurisdiction.

The Company’s policy is to record interest and penalties related to unrecognized tax benefits, if any, as a component of income tax expense in the consolidated statements of operations. As of December 31, 2025 and 2024, the Company had no unrecognized tax benefits and had not accrued any interest or penalties related to uncertain tax positions.

The Company is not currently subject to examination by any major taxing jurisdiction. Tax years 2024 and forward remain open and subject to examination by the applicable taxing authorities.

Although the Company expects to qualify as a REIT for U.S. federal income tax purposes, it may be subject to state and local income, franchise, or other taxes in certain jurisdictions. For the years ended December 31, 2025 and 2024, such taxes were not material to the consolidated financial statements.

NOTE 10: SUBSEQUENT EVENTS

Subsequent to December 31, 2025, the Company raised net proceeds of $1,341,096 from equity offerings and incurred direct issuance costs of $13,827 and offering costs of $27,654.

Subsequent to December 31, 2025, the Company processed redemptions of $648,659, and paid dividends of $217,242.

In addition, subsequent to December 31, 2025, the Company purchased notes receivable of $6,132,900, including related accrued interest receivable of $64,044. The notes were acquired from a third party, bear interest rates at 9.99%, mature from January 2027 to February 2027, are interest only, and are secured by real property. In connection with this transaction, the Company recorded notes payable, related party of $5,575,000, which bears interest at 6.5%.

EXHIBIT INDEX

Exhibit No.	Description
2.1*	Certificate of Formation
2.2*	Form of Amended and Restated Operating Agreement
3.1*	Distribution Reinvestment and Direct Share Purchase Plan (included in the Offering Circular as Appendix A and incorporated herein by reference)
4.1*	Form of Subscription Agreement
6.1*	Broker-Dealer Agreement
6.2*	Form of Shared Services Agreement
6.3*	Form of License Agreement

*	Filed previously.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on April 29, 2026.

Arrived SFR Genesis Fund, LLC

By:	Arrived Fund Manager, LLC

By:	/s/ Ryan Frazier
	Name:	Ryan Frazier
	Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Ryan Frazier	Chief Executive Officer of Arrived Holdings, Inc.	April 29, 2026
Ryan Frazier	(Acting Principal Executive Officer)

/s/ Sue Korn	Principal Financial Officer of Arrived Holdings, Inc.	April 29, 2026
Sue Korn	(Acting Principal Financial and Accounting Officer)

/s/ Kenneth Cason	Chief Technology Officer of Arrived Holdings, Inc.	April 29, 2026
Kenneth Cason	(Acting Principal Technology Officer)